Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

WYETH

First. The name of the corporation is Wyeth.

Second. The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, in the County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

Third. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Fourth. The total number of shares of stock which the Company is authorized to issue is one thousand (1,000) shares of Common Stock, par value 0.01 dollars ($0.01) per share.

Fifth. Unless and to the extent that the By-Laws of the Company shall so require, the election of directors of the Company need not be by written ballot.

Sixth. In furtherance and not in limitation of the powers conferred by the General Corporation Law of the State of Delaware, the Board of Directors of the Company shall be authorized to make, alter, or repeal the By-Laws of the Company as and to the extent permitted therein.

Seventh. No director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.